Alliance One International, Inc.	Tel: 919 379 4300
8001 Aerial Center Parkway	Fax: 919 379 4346
Post Office Box 2009	www.aointl.com
Morrisville, NC 27560-2009
USA

April 6, 2018

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Alliance One International, Inc.

Form 10-K for Fiscal Year Ended March 31, 2017

Filed June 14, 2017

File No. 1-13684

Dear Ms. Blye:

We are writing in response to your letter dated March 30, 2018, regarding the above-referenced filing of Alliance One International, Inc. (the “Company” or “Alliance One”). For your convenience, please see below the comment provided by your staff in italics, immediately followed by the Company’s response.

1.	You indicate on page 7 of the 10-K that Japan Tobacco is your customer, and the Japan Tobacco website indicates that Japan Tobacco has a factory in Sudan.

Sudan is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, including contacts with its government, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.

Alliance One has no offices, assets, physical presence, investments, sales representatives or employees in Sudan. The Company maintains policies and procedures for compliance with U.S. economic sanctions that require the non-involvement of U.S. persons and U.S.-origin products in sales to U.S. embargoed countries unless licensed by the U.S. government.

During the three fiscal years reported in the 10-K (the “Relevant Period”), Alliance One International AG, a Swiss-based subsidiary of the Company (the “Swiss Subsidiary”) sold a limited amount of processed non-U.S. origin tobacco to each of JT International, S.A., a Swiss-based member of the Japan Tobacco Group of Companies (“Japan Tobacco”) and United Arab Emirates-based Afrah General Trading FZE (“Afrah”) and shipped to their respective affiliates in Sudan (together, the “Sudanese Customers”). Please see the below table that quantifies the Swiss Subsidiary’s sales to the Sudanese Customers over the Relevant Period.

in millions	Fiscal Year Ended March 31,
	2017	2016	2015
Japan Tobacco	$1.4	$3.8	$—
Afrah	1.2	0.3	—

Total Sudan Sales	2.6	4.1	—
Total AOI Sales	$1,714.8	$1,904.6	$2,066.9

% Sudan Sales	0.15%	0.22%	0.00%

Alliance One had global sales of approximately $1.7 billion, $1.9 billion, and $2.1 billion during the fiscal years ended March 31, 2017, 2016, and 2015, respectively. For the following reasons, the Company believes the above-noted indirect sales to Sudan by the Swiss Subsidiary are immaterial both quantitatively and qualitatively. First, the Company made no sales either in or for delivery to Sudan during the Relevant Period other than the above-referenced indirect sales of processed non-U.S. origin tobacco by the Swiss Subsidiary. Second, for each year in the Relevant Period, these sales accounted for less than one quarter of one percent of the global sales revenues of Alliance One. Third, Alliance One does not have past, present, or anticipated contacts with Sudan, including its government of Sudan or entities controlled by them, except with regard to indirect sales by the Swiss Subsidiary to the above-referenced Sudanese Customers.

The Company therefore does not believe its Sudan-related activities would adversely affect investment sentiment or constitute a material investment risk for the Company’s securities holders.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to respond in full to the comments provided by your staff. If you have any questions regarding our responses, please contact Joel Thomas at (919) 379-4109 or jlthomas@aointl.com or Jeff Williams at (919) 379-4118 or jwilliams@aointl.com.

Very truly yours,

/s/ Joel L. Thomas
Joel L. Thomas, Chief Financial Officer

/s/ Jeffrey A. Williams
Jeffrey A. Williams, Director of Corporate Compliance